UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40298

SMART SHARE GLOBAL LIMITED

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release — Smart Share Global Limited Announces Second Quarter 2024 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART SHARE GLOBAL LIMITED

By	:	/s/ Maria Yi Xin
Name	:	Maria Yi Xin
Title	:	Chief Financial Officer

Date: August 22, 2024